Exhibit 99.1 Gold Fields Limited Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) CHANGES TO THE RESPONSIBILITIES OF GOLD FIELDS’ NON-EXECUTIVE DIRECTORS Shareholders are advised that, in terms of 3.59(c)of the JSE Listings Requirements the board of directors (“Board”) has approved the following Board committee appointments with effect from 1 December 2024. Ms Zarina Bibi Mahomed Bassa, a non-executive director who is a member of the Audit Committee, has been appointed to the following committees:  Risk Committee,  Remuneration Committee; and  Strategy and Investment Committee. Ms Shannon Leigh McCrae, a non-executive director, has been appointed to the following committees:  Capital Projects Control and Review Committee;  Social, Ethics and Transformation Committee;  Safety Health and Sustainable Development Committee; and  Strategy and Investment Committee. Ms Philisiwe Gugulethu Sibiya, a non-executive director, has also been appointed to the Strategy and Investment Committee. 28 November 2024 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd